EXHIBIT 21.1

LIST OF SUBSIDIARIES

Name	Jurisdiction of Incorporation
Celtrix Pharmaceuticals, Inc.	Delaware
Insmed Limited	England and Wales
Insmed Holdings Limited	Ireland
Insmed Ireland Limited	Ireland
Insmed Germany GmbH	Germany
Insmed France SAS	France
Insmed Netherlands B.V.	Netherlands
Insmed Godo Kaisha	Japan
Insmed Bermuda Limited	Bermuda
Insmed Italy S.R.L	Italy
Insmed Switzerland GmbH	Switzerland